Filed Pursuant to Rule 424(b)(3)

Registration No. 333-231736

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 6, 2019)

2,863,768 Units of Stapled Securities

representing

2,863,768 Ordinary Shares and

$494,314,994.48 original issuance amount of

1%/12% Step-Up Senior Secured Third Lien Convertible Notes due 2030

655,094 Ordinary Shares

Vantage Drilling International

Stapled Securities and Ordinary Shares

This is supplement no. 9 to the prospectus dated June 6, 2019 that relates to the offer and resale of up to (a) an aggregate of 2,863,768 units of stapled securities (the “Stapled Securities”) (including the ordinary shares (the “Ordinary Shares” or “New Shares”) of Vantage Drilling International (the “Company”) (i) forming a part thereof that may become separated therefrom as described in the prospectus and (ii) that are issuable upon the conversion of the Notes (as defined below) forming a part thereof) and (b) an aggregate of 655,094 Ordinary Shares that are not part of any Stapled Securities, of Vantage Drilling International by the selling holders identified in the prospectus. As of February 10, 2016, the original issuance date thereof, each Stapled Security initially represented one Ordinary Share and an original issuance amount of $172.61 principal amount of 1%/12% Step-Up Senior Secured Third Lien Convertible Notes due 2030 (the “Notes” or “Convertible Notes”), in each case subject to adjustment as further described in the prospectus. Interest on the Notes accrues at a rate of 1% per year from February 10, 2016, the issue date of the Notes, through, but not including, the fourth anniversary of February 10, 2016. From and after the fourth anniversary of February 10, 2016 and through the maturity date of the Notes, interest will accrue at a rate of 12% per year. Interest on the Notes is payable in kind, semi-annually (in arrears) on June 30 and December 31 of each year by increasing the outstanding principal amount of the Notes. The Notes are mandatorily convertible, in whole or in part, into Ordinary Shares upon the occurrence of certain events enumerated in the indenture governing the Notes, as further described in the prospectus. Accordingly, the Notes, or portions thereof, may be converted into Ordinary Shares without the consent of the holder thereof in certain circumstances, as further described in the prospectus. We are not selling any Stapled Securities or Ordinary Shares under this prospectus. We will not receive any proceeds from the sale of Stapled Securities or Ordinary Shares being offered by the selling holders. On December 4, 2019, all of the outstanding Notes were converted into Ordinary Shares.

The selling holders may offer Ordinary Shares from time to time, if and to the extent as they may determine, through public or private transactions or through other means described under “Plan of Distribution” in the prospectus at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices. The selling holders may sell Ordinary Shares through agents they select or through underwriters and dealers they select. The selling holders also may sell Ordinary Shares directly to investors. If the selling holders use agents, underwriters or dealers to sell the Ordinary Shares, we will name such agents, underwriters or dealers and describe any applicable commissions or discounts in a supplement to this prospectus if required.

There is no established public trading market for our Ordinary Shares.

Recent Developments

We have attached to this prospectus supplement the Form 8-K of the Company filed on February 11, 2020. The attached information updates and supplements, and should be read together with, the Company’s prospectus dated June 6, 2019, as supplemented from time to time.

Investing in our Ordinary Shares involves risks. See the section entitled “Risk Factors” in the prospectus and in our annual report on Form 10-K for the year ended December 31, 2018, as amended by our annual report on Form 10-K/A for the year ended December 31, 2018 (as so amended, the “Annual Report”), and our subsequent filings with the Securities and Exchange Commission, which are incorporated by reference therein, for a discussion of certain risks that you should consider before buying our Stapled Securities or Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 11, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 6, 2020

Vantage Drilling International

(Exact name of registrant as specified in its charter)

Cayman Islands	333-231736	98-1372204
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Vantage Energy Services, Inc.

777 Post Oak Boulevard, Suite 800

Houston, TX 77056

(Address of principal executive offices) (Zip Code)

(281) 404-4700

(Registrant’s telephone number, including area code)

(Not applicable)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 6, 2020, Vantage Drilling International (the “Company”) was informed by Mr. Stephen Lehner of his decision to resign from the board of directors (the “Board”) of the Company, effective immediately. This decision was not related to a disagreement with the Company on any matter relating to its operations, policies or practices.

In connection with the foregoing, on February 8, 2020, the Board exercised its authority under the Company’s memorandum and articles of association and elected Mr. Richard B. Aubrey III to fill the vacancy resulting from said resignation, effective immediately, to hold office until the next annual general meeting of shareholders of the Company or until his successor, if any, is duly elected and qualified.

Richard B. Aubrey III is currently a Managing Director at Anchorage Capital, which he joined in September 2014. At Anchorage, Mr. Aubrey is responsible for leading the research process across the energy space, including upstream, midstream and offshore drilling. Prior to joining Anchorage, Mr. Aubrey worked at First Reserve Corporation from 2010-2012 as a private equity associate. Mr. Aubrey started his career in Houston with UBS Investment Bank in the Global Energy Group. Mr. Aubrey received a Bachelor of Science in Economics and a Masters of Business Administration with Honors from The Wharton School.

Mr. Aubrey does not have any family relationships with any of the Company’s directors or executive officers, and he is not a party to any transactions listed in Item 404(a) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 11, 2020

VANTAGE DRILLING INTERNATIONAL

/s/ Douglas E. Stewart
Douglas E. Stewart Vice President, General Counsel and Corporate Secretary